UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-13836

Tyco International Ltd.[1]

(Exact name of registrant as specified in its charter)

Victor von Bruns-Strasse 21 CH-8212 Neuhausen am Rheinfall, Switzerland 41-52-633-02-44

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, Par Value CHF 0.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Tyco International plc, as successor to Tyco International Ltd., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TYCO INTERNATIONAL PLC

Date: November 17, 2014	By:	/s/ Andrea Goodrich
Andrea Goodrich
Vice President and Corporate Secretary

[1]	On November 17, 2014, Tyco International Ltd. (“Tyco Switzerland”) completed its merger (the “Merger”) with Tyco International plc (“Tyco Ireland”), a wholly owned, direct subsidiary of Tyco Switzerland as contemplated by the Merger Agreement (the “Merger Agreement”), dated May 30, 2014, by and between Tyco Switzerland and Tyco Ireland. Pursuant to the Merger Agreement, each outstanding Tyco Switzerland common share, par value CHF 0.50, was converted into the right to receive one Tyco Ireland ordinary share. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Tyco Switzerland, which was merged into Tyco Ireland, under the Exchange Act, and does not affect the reporting obligations Tyco Ireland, which is the successor to Tyco Switzerland under the Exchange Act.